Exhibit 4

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON MINES CORP. CLOSES CDN $82 MILLION BOUGHT DEAL FINANCING
Toronto, ON — June 22, 2009... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to announce that it has closed its previously announced “bought deal” financing. Denison has sold to a syndicate of underwriters 40,000,000 common shares at $2.05 per common share to raise gross proceeds of $82,000,000. The Company has also granted the syndicate an option to purchase up to an additional 6,000,000 common shares at $2.05 per share exercisable within thirty (30) days after the closing for potential additional gross proceeds of $12,300,000.
This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. The securities offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer